UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

On June 14, 2025, Brera Holdings PLC, a public limited company incorporated in the Republic of Ireland (the “Company”), held an extraordinary general meeting (the “Meeting”). As of May 21, 2025, the record date for the Meeting, there were (i) 6,338,000 Class A Ordinary Shares, $0.005 nominal value per share (the “Class A Ordinary Shares”), representing 63,380,000 votes entitled to vote on the proposals presented at the Meeting, and (ii) 12,825,000 Class B Ordinary Shares, $0.005 nominal value per share (the “Class B Ordinary Shares”), representing 12,825,000 votes entitled to vote on the proposals presented at the Meeting, of which 64,994,330 votes, or approximately 85.3%, were present in person or represented by proxy, which constituted a quorum. The proposals are described in greater detail in the Company’s Report on Form 6-K, as filed with the SEC on May 23, 2025 (the “Proxy Statement”), the relevant portions of which are incorporated by reference herein. Set forth below are the final voting results for each of the proposals submitted to a vote of the Company’s shareholders at the Meeting.

1.	To approve a 1-for-10 reverse share split of the Company’s ordinary shares, wherein the 50,000,000 Class A Ordinary Shares of nominal value $0.005 each will be consolidated on a 1-for-10 basis into 5,000,000 Class A Ordinary Shares of nominal value $0.05 each, and the 250,000,000 Class B Ordinary Shares of nominal value $0.005 each will be consolidated on a 1-for-10 basis into 25,000,000 Class B Ordinary Shares of nominal value $0.05 each, to be effective as of 5:00 p.m. Eastern Daylight Time on June 25, 2025, or as soon as reasonably practicable thereafter (the “Reverse Share Split”). The proposal was approved as set forth below:

For	Against	Abstain
64,990,472	3,308	550

2.	To approve and adopt a new constitution of the Company in order to give effect to the Reverse Share Split. The proposal was approved as set forth below:

For	Against	Abstain
64,990,472	3,308	550

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 16, 2025	BRERA HOLDINGS PLC

	By:	/s/ Pietro Bersani
Pietro Bersani
Chief Executive Officer and Chief Financial Officer

2